Exhibit 99.2

Management’s Discussion and Analysis

This management’s discussion and analysis (“MD&A”) of operations and financial condition for the first quarter of fiscal 2024, dated March 4, 2024, should be read in conjunction with the unaudited interim consolidated financial statements for the period ended January 31, 2024, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). This MD&A should also be read in conjunction with VersaBank’s MD&A and Audited Consolidated Financial Statements for the year ended October 31, 2023, which are available on VersaBank’s website at www.versabank.com, SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml. Except as discussed below, all other factors discussed and referred to in the MD&A for the year ended October 31, 2023, remain substantially unchanged. All currency amounts in this document are in Canadian dollars unless otherwise indicated.

Cautionary Note Regarding Forward-Looking Statements	2
About VersaBank	3
Overview of Performance	4
Selected Financial Highlights	7
Business Outlook	8
Financial Review – Earnings	11
Financial Review – Balance Sheet	16
Off-Balance Sheet Arrangements	24
Related Party Transactions	24
Capital Management and Capital Resources	25
Results of Operating Segments	27
Summary of Quarterly Results	28
Non-GAAP and Other Financial Measures	29
Significant Accounting Policies and Use of Estimates and Judgements	31
Controls and Procedures	31

VersaBank – Q1 2024 MD&A	1

Cautionary Note Regarding Forward-Looking Statements

VersaBank’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document and may be included in other filings and with Canadian securities regulators or the US Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. The statements in this management’s discussion and analysis that relate to the future are forward-looking statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, many of which are out of VersaBank’s control. Risks exist that predictions, forecasts, projections and other forward-looking statements will not be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements as a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the strength of the Canadian and US economy in general and the strength of the local economies within Canada and the US in which VersaBank conducts operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the US Federal Reserve; global commodity prices; the effects of competition in the markets in which VersaBank operates; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in the laws and regulations pertaining to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of wars or conflicts and the impact of both on global supply chains and markets; the impact of outbreaks of disease or illness that affect local, national or international economies; the possible effects on our business of terrorist activities; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; and VersaBank’s anticipation of and success in managing the risks implicated by the foregoing. For a detailed discussion of certain key factors that may affect VersaBank’s future results, please see VersaBank’s annual MD&A for the year ended October 31, 2023.

The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The forward-looking information contained in the management’s discussion and analysis is presented to assist VersaBank shareholders and others in understanding VersaBank’s financial position and may not be appropriate for any other purposes. Except as required by securities law, VersaBank does not undertake to update any forward-looking statement that is contained in this management’s discussion and analysis or made from time to time by VersaBank or on its behalf.

VersaBank – Q1 2024 MD&A	2

About VersaBank

VersaBank (the “Bank”) adopted an electronic branchless model in 1993, becoming the world’s first branchless financial institution and obtains its deposits and the majority of its loans and leases digitally. It holds a Canadian Schedule 1 chartered bank licence and is regulated by the Office of the Superintendent of Financial Institutions (“OSFI”). In addition to its core Digital Banking operations, VersaBank has established cybersecurity services and banking and financial technology development operations through its wholly owned subsidiary, DRT Cyber Inc. (“DRTC”). VersaBank’s Common Shares trade on the Toronto Stock Exchange and Nasdaq under the symbol VBNK. Its Series 1 Preferred Shares trade on the Toronto Stock Exchange under the symbol VBNK.PR.A.

VersaBank is focused on increasing earnings by concentrating on underserved markets that support more attractive pricing for its products, leveraging existing distribution channels to deliver its financial products to these chosen markets and expanding its diverse deposit gathering network that provides efficient access to a range of low-cost deposit sources in order to maintain a low cost of funds.

The underlying drivers of VersaBank’s performance trends for the current and comparative periods are set out in the following sections of this MD&A.

VersaBank – Q1 2024 MD&A	3

Overview of Performance

* See definition in the "Non-GAAP and Other Financial Measures" section below.

Q1 2024 vs Q1 2023

Loans increased 23% to $3.98 billion, driven primarily by continued strong growth in the Bank’s Point-of-Sale Loans and Leases (“POS Financing”) portfolio, which increased 28%, as well as growth in its commercial lending portfolio, which increased 9%;

Total revenue increased 11% to $28.9 million and was comprised of net interest income of $26.6 million and non-interest income of $2.3 million, derived primarily from the Bank’s technology and cybersecurity business;

VersaBank – Q1 2024 MD&A	4

Net interest margin (“NIM”) was 2.48% compared with 2.83% and NIM on loans was 2.63% compared with 3.03%. The decreases were due primarily to the strong growth of the POS Financing portfolio (which is composed of lower risk-weighted, lower yielding but higher Return on Common Equity (“ROCE”) assets than the commercial real estate (“CRE”) portfolio), the impact of the planned transition of some higher yielding, higher risk-weighted CRE loans to lower yielding, lower risk-weighted CRE loans as part of the Bank’s strategy to capitalize on opportunities for lower-risk loans with a higher return on capital deployed, as well as higher rates on term deposits experienced during the quarter. This was offset partially by higher yields earned on the Bank’s lending assets;

Recovery of credit losses was $127,000 compared with a provision for credit losses of $385,000 last year, with the trend being attributable primarily to the recalibration of the Bank’s POS Financing portfolio’s static, legacy loss rate floor to align more closely with empirical loss rate data and general credit performance and changes in the forward-looking information used by VersaBank in its credit risk models offset partially by higher CRE lending asset balances;

Provision for credit losses as a percentage of average loans was -0.01% compared to 0.05% last year. The Bank’s Provision for credit losses (“PCL”) continues to remain among the lowest of the publicly traded Canadian Schedule I (federally licensed) Banks;

Non-interest expenses decreased 3% to $12.0 million, due primarily to a favourable adjustment in compensation obligations, offset partially by lower capital tax expense in the prior year attributable to a shift in the provincial allocation of the Bank’s loan and deposit originations and higher general operating expense levels in the current year to support expanded business activity;

Net income increased 35% to $12.7 million, driven primarily by the 11% increase in revenue and 3% decrease in non-interest expenses;

Earnings per share (“EPS”) increased 41% to $0.48, due primarily to the 35% increase in net income, as well as the impact of a lower number of common shares outstanding in the current year as a result of the purchase and cancellation of common shares under the Bank’s Normal Course Issuer Bid (“NCIB”);

Return on average common equity increased 262 bps to 13.41% driven by strong earnings and lower number common shares outstanding; and,
Efficiency ratio for the Digital Banking operations (excluding DRTC) improved to 40% from 42% last year.

Q1 2024 vs Q4 2023

Loans increased 3% to $3.98 billion, driven primarily by continued strong growth in the Bank’s POS Financing portfolio, which increased 7%, offset partially by a transitory contraction in its CRE portfolio, which decreased 7%, under the Bank’s strategy to transition some higher yielding, higher risk-weighted CRE loans to lower yielding, lower risk-weighted CRE loans as part of the Bank’s strategy to balance risk and ROCE;

Total revenue decreased 1% to $28.9 million and was comprised of net interest income of $26.6 million and non-interest income of $2.3 million, the latter derived primarily from the Bank’s technology and cybersecurity business, attributable primarily to the operations of DRT Cyber Inc., (“DRTC”), which includes the gross margin generated by its cybersecurity component Digital Boundary Group’s cybersecurity services business;

VersaBank – Q1 2024 MD&A	5

NIM was 2.48% compared with 2.54% and NIM on loans was 2.63% compared with 2.69%. The decreases were due primarily to the strong growth of the POS Financing portfolio (which is composed of lower-risk weighted, lower yielding but higher ROCE assets than the CRE portfolio), the impact of the planned transition of some higher yielding, higher risk-weighted CRE loans to lower yielding, and lower risk-weighted CRE loans as part of the Bank’s strategy to capitalize on opportunities for lower-risk loans with a higher return on capital deployed;

Recovery of credit losses was $127,000 compared with a recovery of credit losses of $184,000 last quarter;
PCL as a percentage of average loans was -0.01% compared to -0.02% last quarter;

Non-interest expenses decreased 3% to $12.0 million, due primarily to a favourable adjustment in compensation obligations, offset partially by higher salary and benefits and general operating expenses to support expanded business activities;

Net income and earnings per share were $12.7 million and $0.48 per share, respectively, compared with $12.5 million and $0.47 per share, respectively, with the increase due primarily to lower non-interest expenses, offset partially by lower revenues as noted above;

Return on average common equity decreased 17 bps to 13.41%; and,
Efficiency ratio for the Digital Banking operations (excluding DRTC) improved to 40% from 45% last quarter.

VersaBank – Q1 2024 MD&A	6

Selected Financial Highlights

(unaudited)	For the three months ended
	January 31	October 31	January 31
(thousands of Canadian dollars except per share amounts)	2024	2023	2023
Results of operations
Interest income	$69,292	$66,089	$49,561
Net interest income	26,568	26,239	24,274
Non-interest income	2,283	2,934	1,644
Total revenue	28,851	29,173	25,918
Provision (recovery) for credit losses	(127)	(184)	385
Non-interest expenses	12,024	12,441	12,335
Digital Banking	10,415	11,384	10,169
DRTC	1,946	2,137	2,357
Net income	12,699	12,479	9,417
Income per common share:
Basic	$0.48	$0.47	$0.34
Diluted	$0.48	$0.47	$0.34
Dividends paid on preferred shares	$247	$247	$247
Dividends paid on common shares	$650	$650	$663
Yield*	6.47%	6.40%	5.78%
Cost of funds*	3.99%	3.86%	2.95%
Net interest margin*	2.48%	2.54%	2.83%
Net interest margin on loans*	2.63%	2.69%	3.03%
Return on average common equity*	13.41%	13.58%	10.79%
Book value per common share*	$14.46	$14.00	$12.77
Efficiency ratio*	42%	43%	48%
Efficiency ratio - Digital banking*	40%	45%	42%
Return on average total assets*	1.16%	1.19%	1.07%
Provision (recovery) for credit losses as a % of average loans*	(0.01%)	(0.02%)	0.05%
	As at
Balance Sheet Summary
Cash	$127,509	$132,242	$201,372
Securities	133,005	167,940	49,847
Loans, net of allowance for credit losses	3,984,281	3,850,404	3,235,083
Average loans	3,917,343	3,756,038	3,113,881
Total assets	4,309,635	4,201,610	3,531,690
Deposits	3,638,656	3,533,366	2,925,452
Subordinated notes payable	103,355	106,850	102,765
Shareholders' equity	389,034	377,158	351,177
Capital ratios**
Risk-weighted assets	$3,194,696	$3,095,092	$2,917,048
Common Equity Tier 1 capital	363,798	350,812	326,411
Total regulatory capital	485,309	476,005	447,472
Common Equity Tier 1 (CET1) capital ratio	11.39%	11.33%	11.19%
Tier 1 capital ratio	11.81%	11.78%	11.66%
Total capital ratio	15.19%	15.38%	15.34%
Leverage ratio	8.44%	8.30%	9.21%

* See definition in "Non-GAAP and Other Financial Measures" section below.

** Capital management and leverage measures are in accordance with OSFI's Capital Adequacy Requirements and Basel III Accord.

VersaBank – Q1 2024 MD&A	7

Business Outlook

VersaBank is active in underserved banking markets in Canada and the US in which its innovative, value- added, business-to-business (B2B) digital banking products command more attractive pricing for its lending products, and further, continues to develop and expand its diverse deposit gathering network that provides efficient access to a range of low-cost deposit sources. In addition, VersaBank remains highly committed to, and focused on, further developing and enhancing its technology advantage, a key component of its value proposition that not only provides efficient access to VersaBank’s chosen underserved lending and deposit markets, but also delivers superior financial products and better customer service to its clients.

Management is closely monitoring geo-political, economic and financial market risk precipitated by current wars or conflicts, as well as the condition of the US banking sector and the potential impact on VersaBank’s business. At this time, management has not identified any material direct or indirect risk exposure to VersaBank resulting from these geo-political risks or the uncertainty in the US banking sector but will continue to assess the relevant data and information as it becomes available.

While VersaBank does not provide guidance on specific performance metrics, the commentary provided below discusses aspects of VersaBank’s business and certain anticipated trends related to same that, in management’s view, could potentially impact future performance.

Potential acquisition of Stearns Bank Holdingford

The Bank continues to advance the process seeking approval of its proposed acquisition of OCC-chartered US bank, Stearns Bank Holdingford N.A., and expects a decision with respect to approval of its application from US regulators during the second calendar quarter of 2024. If favourable, the Bank will proceed toward completion of the acquisition as soon as possible, subject to Canadian regulatory (OSFI) approval.

Lending Assets

Canadian Point-of-Sale Financing: Consumer spending and business investment in Canada are expected to remain steady over the course of fiscal 2024 following modest contraction in growth the prior year with the impact of higher interest rates, inflationary pressures (albeit moderated from those recently) and a softening labour market still countering GDP growth. It remains management’s view that the impact of the continued softness in the Canadian economy on the Bank’s POS Financing portfolio in fiscal 2024 will be mitigated by the onboarding of new origination partners and the continued expansion of business with existing partners over the balance of the year. As a result, management expects to see continued growth in the Canadian POS Financing portfolio over the course of fiscal 2024;

US Receivable Purchase Program (“RPP”): Despite higher interest rates and continuing inflationary pressures in the US, the US labour market remains resilient, which, combined with the broad expectation that the Federal Reserve’s tightening cycle has come to an end will continue to support consumer spending. Management views the current trajectory of the US economy to be favourable in the context of continued, stable demand for durable goods as a function of enduring consumption. Management believes that the anticipated US macroeconomic and industry trends described above will continue to support healthy growth in the Bank’s RPP portfolio over the course of fiscal 2024, which would be expected to contribute meaningful additional growth should VersaBank receive regulatory approval for, and complete, the proposed acquisition of a U.S. bank and broadly launch its RPP; and,

VersaBank – Q1 2024 MD&A	8

Commercial Real Estate (Business-to-Business Loans with Credit Risk Exposure Predominantly Related to Residential Properties): Notwithstanding the effective risk mitigation strategies that are employed in managing the Bank’s CRE portfolios, including working with well-established, well-capitalized partners and maintaining modest loan-to-value ratios on individual transactions, management continues to take a cautionary stance with respect to its broader CRE portfolios due to volatility in CRE asset valuations and the potential impact of higher interest rates on borrowers’ ability to service debt. While management will continue to focus on multi-family insured mortgages in fiscal 2024 it is anticipated that Bank’s CRE portfolio asset mix will transition into lower risk weighted insured assets that will drive moderate portfolio growth in fiscal 2024.

Credit Quality

VersaBank lends to underserved markets that support more attractive pricing for its lending products but typically exhibit a lower-than-average risk profile generally as a function of the lower inherent risk associated with the underlying collateral assets and/or the structure of VersaBank’s offered financing arrangements; and,

Based on available forward-looking macroeconomic and industry data (as described above), as well as the Bank’s historical credit experience, current underwriting governance, and general expectations for credit performance, management anticipates that credit risk in its portfolio may continue to increase modestly during fiscal 2024 as a function primarily of a potentially higher interest rate environment in both Canada and the US and the ability of consumers and businesses to service debt in such an environment. Further, management expects that the lower risk profile of VersaBank’s unique business to business lending portfolio, which is a function of VersaBank’s prudent underwriting practices, structured lending products and focus on underserved financing markets within which it has a wealth of experience, will contribute to mitigating any escalation in forward credit risk in the Bank’s lending portfolio.

Funding and Liquidity

Management expects that commercial deposits raised via VersaBank’s Trustee Integrated Banking (“TIB”) program will continue to grow throughout fiscal 2024 as a function of higher volumes of consumer and commercial bankruptcy and proposal restructuring proceedings, attributable primarily to the impact of current economic conditions. In addition, VersaBank continues to pursue a number of initiatives to grow and expand its well-established, diverse deposit broker network through which it sources personal deposits, consisting primarily of guaranteed investment certificates. The Bank’s current deposit channels remain an efficient, reliable and diversified source of funding, providing access to ample reasonably priced deposits in volumes that comfortably support the Bank’s liquidity requirements. Substantially all of the Bank’s deposit volumes raised through these channels are eligible for CDIC insurance;

VersaBank – Q1 2024 MD&A	9

Management believes that VersaBank has one of the lowest liquidity risk profiles among North American banks attributable to the quality, stability and stickiness of its deposit base. All of VersaBank’s deposits are sourced through existing, third-party distribution channels, specifically wealth management firms that distribute the Bank’s term deposit products and Licensed Insolvency Trustee firms that invest in the Bank’s demand and term deposit products. The Bank does not accept deposits directly from individuals and does not offer high interest-bearing demand deposit products that are accessible to the public via the internet; and,

Management anticipates that liquidity levels will remain reasonably consistent throughout fiscal 2024 as the Bank continues to fund anticipated balance sheet growth across each of its lines of business. Further, management will continue to deploy cash into low risk, government securities with the objective of earning a more favourable yield on its available liquidity.

Earnings and Capital

Earnings growth in fiscal 2024 is expected to be a function primarily of anticipated organic balance sheet growth from Digital Banking operations, specifically attributable to expansion of the Bank’s POS Financing and RPP portfolios in Canada and the US, respectively, as well as incremental earnings contributions from DRTC;

Net interest income growth for fiscal 2024 is expected to be a function primarily of expansion of the Bank’s POS Financing and RPP portfolios in Canada and the US, respectively, disciplined liquidity management and the expectation that growth in the TIB program in fiscal 2024 and further expansion of the Bank’s diverse deposit broker network should have a favourable impact on cost of funds although the Bank expects that it could see more volatility in NIM due to the dynamics of the term deposit market;

Non-interest income growth for fiscal 2024 is expected to be a function primarily of DRTC revenue growth derived from its suite of cybersecurity services;

VersaBank’s capital ratios remain comfortably in excess of the Bank’s targets and regulatory minimums and expectations. Management is of the view that VersaBank’s current capital levels are sufficient to accommodate balance sheet growth contemplated for fiscal 2024. Notwithstanding the above, management will continue to closely monitor the capital markets to identify opportunities for VersaBank to raise additional regulatory capital on attractive terms in order to position VersaBank to support a potentially more robust growth profile in the future; and,

Management does not anticipate increasing VersaBank’s dividends over the course of fiscal 2024 to ensure that it continues to have adequate regulatory capital available to support contemplated balance sheet growth, as well as specific business development initiatives for earnings growth currently contemplated over the same timeframe and remain in compliance with its established regulatory capital ratio targets and thresholds.

There is potential that VersaBank may not realize or achieve the anticipated performance trends set out above as a function of a number of factors and variables including, but not limited to, the strength of the Canadian and US economies in general and the strength of the local economies in which VersaBank conducts operations; the effects of changes in monetary and fiscal policy, including changes in the interest rate policies of the Bank of Canada and the US Federal Reserve; global commodity prices; the effects of competition in the markets in which VersaBank operates; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the ability of VersaBank to grow its business and execute its strategy in the US market; the impact of changes in the laws and regulations regulating financial services; the impact of wars or conflicts; volatility in the US banking sector; and the impact of outbreaks of disease or illness that affect local, national or international economies. Please see “Cautionary Note Regarding Forward-Looking Statements” on page 2 of this MD&A.

VersaBank – Q1 2024 MD&A	10

Financial Review – Earnings

Total Revenue

Total revenue, which consists of net interest income and non-interest income increased 11% to $28.9 million compared to the same period a year ago and decreased 1% compared to last quarter.

Net Interest Income

(thousands of Canadian dollars)
	January 31	October 31		January 31
For the three months ended:	2024	2023	Change	2023	Change

Interest income
Point-of-sale loans and leases	$45,572	$42,271	8%	$31,960	43%
Commercial real estate mortgages	19,015	19,130	(1%)	14,410	32%
Commercial real estate loans	134	147	(9%)	176	(24%)
Public sector and other financing	355	373	(5%)	309	15%
Other	4,216	4,168	1%	2,706	56%
Interest income	$69,292	$66,089	5%	$49,561	40%

Interest expense
Deposit and other	$41,271	$38,391	8%	$23,841	73%
Subordinated notes	1,453	1,459	0%	1,446	0%
Interest expense	$42,724	$39,850	7%	$25,287	69%

Net interest income	$26,568	$26,239	1%	$24,274	9%

Non-interest income	$2,283	$2,934	(22%)	$1,644	39%

Total revenue	$28,851	$29,173	(1%)	$25,918	11%

Q1 2024 vs Q1 2023

Net interest income increased 9% to $26.6 million due primarily to:

Higher interest income attributable to strong lending asset growth and higher yields consistent with the higher interest rate environment.

Offset partially by:

Higher interest expense attributable to higher deposit balances and higher cost of funds consistent with the higher interest rate environment.

VersaBank – Q1 2024 MD&A	11

Q1 2024 vs Q4 2023

Net interest income increased 1% as a function primarily of:

Higher interest income attributable to strong lending asset growth and higher yields.

Offset partially by:

Higher interest expense attributable to higher deposit balances and higher cost of funds consistent with the higher interest rate environment.

Net Interest Margin

(thousands of Canadian dollars)
	January 31	October 31		January 31
For the three months ended:	2024	2023	Change	2023	Change

Interest income	$69,292	$66,089	5%	$49,561	40%
Interest expense	42,724	39,850	7%	25,287	69%
Net interest income	26,568	26,239	1%	24,274	9%

Average assets	$4,255,623	$4,091,228	4%	$3,398,844	25%
Yield*	6.47%	6.40%	1%	5.78%	12%
Cost of funds*	3.99%	3.86%	3%	2.95%	35%
Net interest margin*	2.48%	2.54%	(2%)	2.83%	(12%)

Average gross loans	$3,989,702	$3,738,959	7%	$3,100,809	29%
Net interest margin on loans*	2.63%	2.69%	(2%)	3.03%	(13%)

* See definition in "Non-GAAP and Other Financial Measures" section below.

Q1 2024 vs Q1 2023

Net interest margin decreased 35 bps as a function primarily of:

Continuing growth in the POS Financing portfolio which is composed of lower risk-weighted, lower yielding assets;

The impact of the planned transition of some higher yielding, higher risk-weighted CRE loans to lower yielding, lower risk-weighted CRE loans as part of the Bank’s strategy to capitalize on opportunities for lower-risk loans with a higher return on capital deployed; and,

Higher cost of funds due to higher rates on term deposits experienced compared to last year.

Offset partially by:

Higher yields earned on the Bank’s lending and treasury assets, generally as a function of the higher interest rate environment compared to last year.

VersaBank – Q1 2024 MD&A	12

Q1 2024 vs Q4 2023

Net interest margin decreased 6 bps as a function primarily of:

Continuing growth in the POS Financing portfolio which is composed of lower risk-weighted, lower yielding assets;

The impact of the planned transition of some higher yielding, higher risk-weighted CRE loans to lower yielding, lower risk-weighted CRE loans as part of the Bank’s strategy to capitalize on opportunities for lower-risk loans with a higher return on capital deployed; and,

Higher cost of funds attributable to higher rates paid on term deposits during the quarter amidst higher rates in the term deposit market in Canada.

Offset partially by:

Higher yields earned on the Bank’s lending and treasury assets.

Non-Interest Income

Non-interest income is comprised of revenue generated by DRTC which includes the gross profit of Digital Boundary Group (“DBG”), as well as income derived from miscellaneous transaction fees not directly attributable to lending assets.

Non-interest income for the quarter was $2.3 million compared to $1.6 million for the same period a year ago and $2.9 million last quarter and was composed substantially of the consolidated gross profit of DBG in the amount of $2.1 million realized on service revenues of $2.9 million, which were up 31% and 24% year-over-year and down 18% and 17% quarter-over-quarter respectively. The year-over-year and quarter-over-quarter trends were a function primarily of the timing of client engagements.

Provision for Credit Losses

(thousands of Canadian dollars)
	January 31	October 31	January 31
For the three months ended:	2024	2023	2023

Provision for (recovery of) credit losses by lending asset:
Point-of-sale loans and leases	$(35)	$(546)	$38
Commercial real estate mortgages	(116)	316	304
Commercial real estate loans	13	(8)	3
Public sector and other financing	11	54	40
Total provision for (recovery of) credit losses	$(127)	$(184)	$385

VersaBank – Q1 2024 MD&A	13

Q1 2024 vs Q1 2023

VersaBank recorded a recovery of credit losses in the amount of $127,000 in the current quarter compared to a provision for credit losses in the amount of $385,000 last year as a function primarily of:

A recovery of credit losses on the Bank’s POS Financing portfolio attributable primarily to management recalibrating the portfolio’s static, legacy loss rate floor to align more closely with empirical loss rate data and general credit performance; and,

Changes in the forward-looking information used by the Bank in its credit risk models.

Offset partially by:

Higher Commercial Real Estate balances.

Q1 2024 vs Q4 2023

VersaBank recorded a recovery of credit losses in the amount of $127,000 in the current quarter compared to a recovery of credit losses in the amount of $184,000 last quarter as a function primarily of:

Lower Commercial Real Estate balances; and,
Changes in the forward-looking information used by the Bank in its credit risk models.

Non-Interest Expenses

(thousands of Canadian dollars)
	January 31	October 31		January 31
For the three months ended:	2024	2023	Change	2023	Change

Salaries and benefits	$6,538	$7,289	(10%)	$8,257	(21%)
General and administrative	4,333	4,163	4%	3,126	39%
Premises and equipment	1,153	989	17%	952	21%
Total non-interest expenses	$12,024	$12,441	(3%)	$12,335	(3%)

Efficiency Ratio	41.68%	42.65%	(2%)	47.59%	(12%)

Q1 2024 vs Q1 2023

Non-interest expenses decreased 3% to $12.0 million as a function primarily of:

A favourable adjustment in compensation obligations.

Offset partially by:

Prior year favourable adjustment to capital tax expense attributable to a shift in the provincial allocation of the Bank’s loan and deposit originations; and,
Higher general operating costs consistent with increased business activities.

VersaBank – Q1 2024 MD&A	14

Q1 2024 vs Q4 2023

Non-interest expenses decreased 3% as a function primarily of:

A favourable adjustment in compensation obligations.

Offset partially by:

Higher salary and benefits expense attributable to higher staffing levels to support expanded business activity across VersaBank and compensation adjustments; and,
Higher general operating costs consistent with increased business activities.

Income Tax Provision

The Bank’s effective tax rate for the current quarter was approximately 25% compared with approximately 29% in the prior year and 26% last quarter. The year-over-year and quarter-over-quarter decrease in the Bank’s effective tax rate in the current quarter were attributable primarily to the impact of deferred tax assets recognized in the current period associated with tax loss carryforwards which are anticipated to be applied to future taxable earnings and lower non-deductible expenses associated with employee stock options, which were issued as part of the Bank’s employee retention program in early fiscal 2022. Provision for income taxes for the current quarter was $4.3 million compared to $3.8 million for the same period a year ago and $4.4 million last quarter.

VersaBank – Q1 2024 MD&A	15

Financial Review – Balance Sheet

(thousands of Canadian dollars)
	January 31	October 31		January 31
	2024	2023	Change	2023	Change

Total assets	$4,309,635	$4,201,610	3%	$3,531,690	22%
Cash and securities	260,514	300,182	(13%)	251,219	4%
Loans, net of allowance for credit losses	3,984,281	3,850,404	3%	3,235,083	23%
Deposits	3,638,656	3,533,366	3%	2,925,452	24%

Total Assets

Total assets as at January 31, 2024, were $4.31 billion compared to $3.53 billion a year ago and $4.20 billion last quarter. The quarter-over-quarter and year-over-year trends were a function primarily of growth in VersaBank’s lending portfolios, in particular the POS Financing portfolio.

Cash and securities

Cash and securities, which are held primarily for liquidity purposes, were $260.5 million or 6% of total assets as at January 31, 2024, compared to $251.2 million or 7% of total assets a year ago and $300.2 million or 7% of total assets last quarter.

VersaBank – Q1 2024 MD&A	16

As at January 31, 2024, the Bank held securities totalling $133.0 million (October 31, 2023 - $167.9 million) which were comprised of a Government of Canada Treasury Bill and a series of Government of Canada Bonds, substantially all maturing in February 2024.

Loans

(thousands of Canadian dollars)
	January 31	October 31		January 31
	2024	2023	Change	2023	Change

Point-of-sale loans and leases	$3,078,941	$2,879,320	7%	$2,414,266	28%
Commercial real estate mortgages	822,086	889,069	(8%)	752,138	9%
Commercial real estate loans	9,062	8,793	3%	12,811	(29%)
Public sector and other financing	55,078	55,054	0%	42,523	30%
	3,965,167	3,832,236	3%	3,221,738	23%

Allowance for credit losses	(2,386)	(2,513)		(2,289)
Accrued interest	21,500	20,681		15,634

Total loans, net of allowance for credit losses	$3,984,281	$3,850,404	3%	$3,235,083	23%

VersaBank organizes its lending portfolio into the following four broad asset categories: Point-of-Sale Loans & Leases, Commercial Real Estate Mortgages, Commercial Real Estate Loans, and Public Sector and Other Financing. These categories have been established in VersaBank’s proprietary, internally developed asset management system and have been designed to catalogue individual lending assets as a function primarily of their key risk drivers, the nature of the underlying collateral, and the applicable market segment.

The Point-of-Sale Loans and Leases (“POS Financing”) asset category is comprised of Point-of-Sale Loan and Lease Receivables acquired from VersaBank’s network of origination and servicing partners in Canada and the US as well as Warehouse Loans that provide bridge financing to VersaBank’s origination and servicing partners for the purpose of accumulating and seasoning practical volumes of individual loans and leases prior to VersaBank purchasing the cashflow receivables derived from same.

The Commercial Real Estate Mortgages (“CRE Mortgages”) asset category is comprised primarily of Residential Construction, Term, Insured and Land Mortgages. All of these loans are business-to-business loans with the underlying credit risk exposure being primarily consumer in nature given that the vast majority (approximately 92% as at January 31, 2024) of the loans are related to properties that are designated primarily for residential use. The portfolio benefits from diversity in its underlying security in the form of a broad range of such collateral properties.

The Commercial Real Estate Loans (“CRE Loans”) asset category is comprised primarily of Condominium Corporation Financing loans.

The Public Sector and Other Financing (“PSOF”) asset category is comprised primarily of Public Sector Loans and Leases, a small balance of Corporate Loans and Leases and Single Family Residential Conventional and Insured Mortgages. VersaBank has de-emphasized Corporate lending and continues to monitor the public sector space in anticipation of more robust demand for Federal, Provincial and Municipal infrastructure and other project financings.

VersaBank – Q1 2024 MD&A	17

Q1 2024 vs Q1 2023

Loans increased 23% to $3.98 billion as a function primarily of:

Higher POS Financing balances, which increased 28% year-over-year as a function primarily of consistent strong demand for home improvement/HVAC receivable financing; and,
Higher commercial lending balances attributable primarily to increased loan origination in select markets.

Q1 2024 vs Q4 2023

Loans increased 3% as a function primarily of:

Higher POS Financing balances, which increased 7% quarter-over-quarter as a function primarily of consistent strong demand for home improvement/HVAC receivable financing.

Offset partially by:

Lower commercial lending balances attributable primarily to decreased loan origination in select markets, in line with the Bank’s conservative loan origination strategy in light of the evolving, challenging macroeconomic environment.

Residential Mortgage Exposures

In accordance with the Office of the Superintendent of Financial Institutions (“OSFI”) Guideline B-20 – Residential Mortgage Underwriting Practices and Procedures, additional information is provided regarding the Bank’s residential mortgage exposure. For the purposes of the Guideline, a residential mortgage is defined as a loan to an individual that is secured by residential property (one-to-four-unit dwellings) and includes home equity lines of credit (“HELOCs”). This differs from the classification of residential mortgages used by the Bank which also includes multi-family residential mortgages.

Under OSFI’s definition, the Bank’s exposure to residential mortgages at January 31, 2024 was $4.2 million compared to $4.1 million a year ago and $4.2 million last quarter. The Bank does not currently offer residential mortgages to the public. The Bank did not have any HELOCs outstanding at January 31, 2024, last quarter or a year ago.

Credit Quality and Allowance for Credit Losses

VersaBank closely monitors its lending portfolio, the portfolio’s underlying borrowers, as well as its origination partners in order to ensure that management maintains good visibility on credit trends that could provide an early warning indication of the emergence of any elevated risk in VersaBank’s lending portfolio.

VersaBank – Q1 2024 MD&A	18

Allowance for Credit Losses

The Bank must maintain an allowance for expected credit losses that is adequate, in management’s opinion, to absorb all credit related losses in the Bank’s lending and treasury portfolios. The expected credit loss methodology requires the recognition of credit losses based on 12 months of expected losses for performing loans which is reflected in the Bank’s Stage 1 grouping. The Bank recognizes lifetime expected losses on loans that have experienced a significant increase in credit risk since origination which is reflected in the Bank’s Stage 2 grouping. Impaired loans require recognition of lifetime losses and is reflected in Stage 3 grouping.

(thousands of Canadian dollars)
	January 31	October 31		January 31
	2024	2023	Change	2023	Change

ECL allowance by lending asset:
Point-of-sale loans and leases	$65	$100	(35%)	$583	(89%)
Commercial real estate mortgages	2,106	2,222	(5%)	1,591	32%
Commercial real estate loans	55	42	31%	57	(4%)
Public sector and other financing	160	149	7%	58	176%
Total ECL allowance	$2,386	$2,513	(5%)	$2,289	4%

(thousands of Canadian dollars)
	January 31	October 31		January 31
	2024	2023	Change	2023	Change

ECL allowance by stage:
ECL allowance stage 1	$1,910	$1,945	(2%)	$2,212	(14%)
ECL allowance stage 2	476	568	(16%)	77	518%
ECL allowance stage 3	-	-		-
Total ECL allowance	$2,386	$2,513	(5%)	$2,289	4%

Q1 2024 vs Q1 2023

VersaBank’s ECL allowance as at January 31, 2024, was $2.39 million compared to $2.29 million a year ago as a function primarily of:

A recovery of credit losses on the Bank’s POS Financing portfolio attributable primarily to management recalibrating the portfolio’s static, legacy loss rate floor to align more closely with empirical loss rate data and general credit performance; and,

Changes in the forward-looking information used by the Bank in its credit risk models.

Offset partially by:

Higher commercial real estate balances.

VersaBank – Q1 2024 MD&A	19

Q1 2024 vs Q4 2023

VersaBank’s ECL allowance as at January 31, 2024, was $2.39 million compared to $2.51 million last quarter as a function primarily of:

Lower Commercial Real Estate balances; and,
Changes in the forward-looking information used by the Bank in its credit risk models.

Forward-looking information

The Bank has sourced credit risk modeling systems and forecast macroeconomic scenario data from Moody’s Analytics, a third-party service provider for the purpose of computing forward-looking credit risk parameters under multiple macroeconomic scenarios that consider both market-wide and idiosyncratic factors and influences. The macroeconomic indicator data utilized by the Bank for the purpose of sensitizing probability of default and loss given default term structure data to forward economic conditions include, but are not limited to: real GDP, the national unemployment rate, long term interest rates, the consumer price index, the S&P/TSX Index and the price of oil. These specific macroeconomic indicators were selected in an attempt to ensure that the spectrum of fundamental macroeconomic influences on the key drivers of the credit risk profile of the Bank’s balance sheet, including: corporate, consumer and real estate market dynamics; corporate, consumer and SME borrower performance; geography; as well as collateral value volatility, are appropriately captured and incorporated into the Bank’s forward macroeconomic sensitivity analysis.

Key assumptions driving Moody’s Analytics’ baseline macroeconomic forecast trends this quarter include: the Bank of Canada cutting interest rates at the April policy meeting; the Canadian economy returning to modest growth in early 2024 and inflation approaching the Bank of Canada’s target by the third quarter of 2024; elevated debt service obligations strain household finances but results in only modest loan deterioration; high financing costs and low sales volumes cause home prices to contract over the course of the majority of year; the various international military conflicts continue but do not escalate to other regional powers; supply-chain bottlenecks continue to ease which aids in moderating inflation; outbreaks of disease or illness have very little economic impact; and global oil prices stabilize with West Texas Intermediate in the high US$70 range. Management developed ECL estimates using credit risk parameter term structure forecasts sensitized to individual baseline, upside and downside forecast macroeconomic scenarios, each weighted at 100%, and subsequently computed the variance of each to the Bank’s reported ECL as at January 31, 2024 in order to assess the alignment of the Bank’s reported ECL with the Bank’s credit risk profile, and further, to assess the scope, depth and ultimate effectiveness of the credit risk mitigation strategies that the Bank has applied to its lending portfolios (see Expected Credit Loss Sensitivity below).

VersaBank – Q1 2024 MD&A	20

A summary of the key forecast macroeconomic indicator data trends utilized by VersaBank for the purpose of sensitizing lending asset credit risk parameter term structure forecasts to forward looking information, which in turn are used in the estimation of VersaBank’s reported ECL, as well as in the assessment of same are presented in the charts below.

Expected Credit Loss Sensitivity:

The following table presents the sensitivity of the Bank’s estimated ECL to a range of individual forecast macroeconomic scenarios, that in isolation may not reflect the Bank’s actual expected ECL exposure, as well as the variance of each to the Bank’s reported ECL as at January 31, 2024:

(thousands of Canadian dollars)
	Reported	100%	100%	100%
	ECL	Upside	Baseline	Downside

Allowance for expected credit losses	$2,386	$1,290	$1,670	$2,638
Variance from reported ECL		(1,096)	(716)	252
Variance from reported ECL (%)		(46%)	(30%)	11%

The uncertainty associated with the directionality, velocity and magnitude of both interest rates and inflation as well as the general uncertainty associated with the broader Canadian and US economies may result in VersaBank’s estimated ECL amounts exhibiting some future volatility which in turn may result in the Bank recognizing higher provisions for credit losses in the coming quarters.

VersaBank – Q1 2024 MD&A	21

Considering the analysis set out above and based on management’s review of the loan and credit data comprising VersaBank’s lending portfolio, combined with management’s interpretation of the available forecast macroeconomic and industry data, management is of the view that its reported ECL allowance represents a reasonable proxy for potential, future losses.

Deposits

VersaBank has established three core funding channels, those being personal deposits, commercial deposits, and cash reserves retained from VersaBank’s POS Financing origination partners that are classified as other liabilities, which are discussed in the Other Assets and Liabilities section below.

(thousands of Canadian dollars)
	January 31	October 31		January 31
	2024	2023	Change	2023	Change

Commercial deposits	$641,842	$619,014	4%	$585,579	10%
Personal deposits	2,996,814	2,914,352	3%	2,339,873	28%
Total deposits	$3,638,656	$3,533,366	3%	$2,925,452	24%

Personal deposits, consisting principally of guaranteed investment certificates are sourced primarily through a well-established and well-diversified deposit broker network that the Bank continues to grow and expand across Canada.

Commercial deposits are sourced primarily via specialized operating accounts made available to insolvency professionals (“Trustees”) in the Canadian insolvency industry. The Bank developed customized banking software for use by Trustees that integrates banking services with the market-leading software platform used in the administration of consumer bankruptcy and proposal restructuring proceedings.

Substantially all of the Bank’s Personal and Commercial deposits sourced through these channels are eligible for CDIC insurance.

Q1 2024 vs Q1 2023

Deposits increased 24% to $3.6 billion as a function primarily of:

Higher personal deposits attributable to VersaBank increasing activity in its broker market network to fund balance sheet growth; and,

Higher commercial deposits attributable to an increase in the volume of consumer and commercial bankruptcy and proposal restructuring proceedings in the current year.

Q1 2024 vs Q4 2023

Deposits increased 3% as a function primarily of the variables and trends set out above.

VersaBank – Q1 2024 MD&A	22

Subordinated Notes Payable

(thousands of Canadian dollars)
	January 31	October 31	January 31
	2024	2023	2023

Issued March 2019, unsecured, non-viability contingent capital compliant, subordinated notes payable, principal amount of $5.0 million, fixed effective interest rate of 10.41%, maturing March 2029.	$4,922	$4,919	$4,911

Issued April 2021, unsecured, non-viability contingent capital compliant, subordinated notes payable, principal amount of US $75.0 million, fixed effective interest rate of 5.38%, maturing May 2031.	98,433	101,931	97,854

	$103,355	$106,850	$102,765

Subordinated notes payable, net of issue costs, were $103.4 million as at January 31, 2024, compared to $102.8 million a year ago and $106.9 million last quarter. The quarter-over-quarter and year-over-year trends were a function primarily of changes in the USD/CAD foreign exchange spot rate in the current quarter.

Shareholders’ Equity

Shareholders’ equity was $389.0 million as at January 31, 2024, compared to $351.2 million a year ago and $377.2 million last quarter.

At January 31, 2024, there were 25,964,424 common shares outstanding compared to 26,423,486 common shares outstanding a year ago and 25,964,424 common shares outstanding last quarter.

Q1 2024 vs Q1 2023 vs Q4 2023

Shareholders’ equity increased 11% compared to a year ago and 3% compared to last quarter as a function primarily of higher retained earnings attributable to net income earned over the course of the year, offset partially by payment of dividends.

VersaBank’s book value per common share as at January 31, 2024 was $14.46 compared to $12.77 a year ago and $14.00 last quarter. The quarter-over-quarter and year-over-year trends were a function primarily of higher retained earnings attributable to net income earned in the current quarter offset partially by the payment of dividends over the same period.

See note 9 to the unaudited interim consolidated financial statements for additional information relating to share capital.

VersaBank – Q1 2024 MD&A	23

Stock-Based Compensation

Stock options are accounted for using the fair value method which recognizes the fair value of the stock option over the applicable vesting period as an increase in salaries and benefits expense with the same amount being recorded in contributed surplus. VersaBank recognized compensation expense for the current quarter totaling $132,000 compared to $343,000 for the same period a year ago and $174,000 last quarter, relating to the estimated fair value of stock options granted. See note 9 to the unaudited interim consolidated financial statements for additional information relating to stock options.

Updated Share Information

As at March 4, 2024, there were no changes since January 31, 2024 in the number of common shares, Series 1 preferred shares, and common share options outstanding.

Off-Balance Sheet Arrangements

As at January 31, 2024, VersaBank had an outstanding interest rate derivative contract established for asset liability management purposes to swap between fixed and floating interest rates with a notional amount totalling $20.4 million that qualified for hedge accounting. The Bank enters into interest rate swap contracts for its own account exclusively and does not act as an intermediary in this market.

As at January 31, 2024, VersaBank did not have any significant off-balance sheet arrangements other than an interest rate swap contract, loan commitments and letters of credit attributable to normal course business activities. See notes 12 and 13 to the unaudited interim consolidated financial statements for more information.

Related Party Transactions

VersaBank’s Board of Directors and senior executive officers represent key management personnel. See note 14 to the unaudited interim consolidated financial statements for additional information on related party transactions and balances.

VersaBank – Q1 2024 MD&A	24

Capital Management and Capital Resources

The table below presents VersaBank’s regulatory capital position, risk-weighted assets and regulatory capital and leverage ratios for the current and comparative periods.

(thousands of Canadian dollars)
	January 31	October 31		January 31
	2024	2023	Change	2023	Change

Common Equity Tier 1 capital	$363,798	$350,812	4%	$326,411	11%

Total Tier 1 capital	$377,445	$364,459	4%	$340,058	11%

Total Tier 2 capital	$107,864	$111,546	(3%)	$107,414	0%

Total regulatory capital	$485,309	$476,005	2%	$447,472	8%

Total risk-weighted assets	$3,194,696	$3,095,092	3%	$2,917,048	10%
Capital ratios
CET1 capital ratio	11.39%	11.33%	0%	11.19%	2%
Tier 1 capital ratio	11.81%	11.78%	0%	11.66%	1%
Total capital ratio	15.19%	15.38%	(1%)	15.34%	(1%)
Leverage ratio	8.44%	8.30%	2%	9.21%	(8%)

VersaBank reports its regulatory capital ratios using the Standardized approach for calculating risk-weighted assets, as defined under Basel III, which may require VersaBank to carry more capital for certain credit exposures compared to requirements under the Advanced Internal Ratings Based (“AIRB”) methodology. As a result, regulatory capital ratios of banks that utilize the Standardized approach are not directly comparable with the large Canadian banks that employ the AIRB methodology.

OSFI requires that all Canadian banks must comply with the Basel III standards on an “all-in” basis for purposes of determining their risk-based capital ratios. Required minimum regulatory capital ratios are a 7.0% Common Equity Tier 1 (“CET1”) capital ratio, an 8.5% Tier 1 capital ratio and a 10.5% total capital ratio, all of which include a 2.5% capital conservation buffer.

The quarter-over-quarter and year-over-year trends exhibited by VersaBank’s reported regulatory capital levels, regulatory capital ratios and leverage ratio were a function primarily of retained earnings growth, the purchase and cancellation of common shares through the Bank’s NCIB, and changes to VersaBank’s risk-weighted asset balances and composition.

For more information regarding capital management, please see note 15 to VersaBank’s January 31, 2024, unaudited interim Consolidated Financial Statements as well as the Capital Management and Capital Resources section of VersaBank’s MD&A for the year ended October 31, 2023.

VersaBank – Q1 2024 MD&A	25

Liquidity

The unaudited Consolidated Statement of Cash Flows for the three months ended January 31, 2024, shows cash used by operations in the amount of $18.1 million compared to cash provided by operations in the amount of $34.2 million for the same period last year. The trend in the current period was a function primarily of outflows to fund loans exceeding the inflows from operations and deposits raised. The comparative period trend was a function primarily of inflows from operations and deposits raised exceeding cash outflows to fund loans. Based on factors such as liquidity requirements and opportunities for investment in loans and securities, VersaBank may manage the amount of deposits it raises and loans it funds in ways that result in the balances of these items giving rise to either negative or positive cash flow from operations. VersaBank will continue to fund its operations and meet contractual obligations as they become due using cash on hand and by closely managing its flow of deposits.

Interest Rate Sensitivity

The table below presents the duration difference between VersaBank’s assets and liabilities and the potential after-tax impact of a 100-basis point shift in interest rates on VersaBank’s earnings during a 12-month period if no remedial actions are taken. As at January 31, 2024, the duration difference between assets and liabilities was (1.6) months compared to (2.0) months as at October 31, 2023. As at January 31, 2024, VersaBank’s assets would reprice faster than its liabilities in the event of a future change in interest rates.

(thousands of Canadian dollars)
	January 31, 2024		October 31, 2023
	Increase	Decrease	Increase	Decrease
	100 bps	100 bps	100 bps	100 bps
Increase (decrease):
Impact on projected net interest income during a 12 month period	$3,122	$(3,136)	$4,046	$(4,059)

Duration difference between assets and liabilities (months)	(1.6)		(2.0)

Contractual Obligations

As at January 31, 2024, VersaBank had an outstanding contract established for asset liability management purposes to swap between fixed and floating interest rates with a notional amount totalling $20.4 million which qualified for hedge accounting. There have been no other significant changes in contractual obligations as disclosed in VersaBank’s MD&A and Audited Consolidated Financial Statements for the year ended October 31, 2023.

VersaBank – Q1 2024 MD&A	26

Results of Operating Segments

(thousands of Canadian dollars) for the three months ended	January 31, 2024				October 31, 2023				January 31, 2023
	Digital	DRTC	Eliminations/	Consolidated	Digital	DRTC	Eliminations/	Consolidated	Digital	DRTC	Eliminations/	Consolidated
	Banking		Adjustments		Banking		Adjustments		Banking		Adjustments
Net interest income	$26,568	$-	$-	$26,568	$26,239	$-	$-	$26,239	$24,274	$-	$-	$24,274
Non-interest income	120	2,500	(337)	2,283	315	3,699	(1,080)	2,934	2	1,833	(191)	1,644
Total revenue	26,688	2,500	(337)	28,851	26,554	3,699	(1,080)	29,173	24,276	1,833	(191)	25,918

Provision for (recovery of) credit losses	(127)	-	-	(127)	(184)	-	-	(184)	385	-	-	385
	26,815	2,500	(337)	28,978	26,738	3,699	(1,080)	29,357	23,891	1,833	(191)	25,533

Non-interest expenses:
Salaries and benefits	5,371	1,167	-	6,538	5,878	1,411	-	7,289	6,684	1,573	-	8,257
General and administrative	4,276	394	(337)	4,333	4,889	354	(1,080)	4,163	2,862	455	(191)	3,126
Premises and equipment	768	385	-	1,153	617	372	-	989	623	329	-	952
	10,415	1,946	(337)	12,024	11,384	2,137	(1,080)	12,441	10,169	2,357	(191)	12,335

Income (loss) before income taxes	16,400	554	-	16,954	15,354	1,562	-	16,916	13,722	(524)	-	13,198

Income tax provision	4,136	119	-	4,255	4,088	349	-	4,437	3,789	(8)	-	3,781

Net income (loss)	$12,264	$435	$-	$12,699	$11,266	$1,213	$-	$12,479	$9,933	$(516)	$-	$9,417

Total assets	$4,299,625	$26,645	$(16,635)	$4,309,635	$4,190,876	$26,443	$(15,709)	$4,201,610	$3,522,279	$23,797	$(14,386)	$3,531,690

Total liabilities	$3,914,863	$28,625	$(22,887)	$3,920,601	$3,818,412	$28,788	$(22,748)	$3,824,452	$3,174,197	$27,751	$(21,435)	$3,180,513

Digital Banking Operations

Q1 2024 vs Q1 2023

Net income increased 23% to $12.3 million as a function primarily of higher revenue attributable to strong loan growth, a recovery of credit losses and lower non-interest expenses.

Q1 2024 vs Q4 2023

Net income increased 9% as a function primarily of higher revenues attributable to strong loan growth and lower non-interest expenses.

DRTC (Cybersecurity Services and Banking and Financial Technology Development)

Q1 2024 vs Q1 2023

DRTC recorded net income of $435,000 compared to a net loss of $516,000 as a function primarily of higher revenues attributable to higher gross profit from DBG, higher intercorporate cybersecurity services provided to Digital Banking and lower non-interest expenses.

DBG revenue increased 24% to $2.9 million as a function of higher service engagements in the current quarter while gross profit increased 31% to $2.1 million as a function primarily of higher service engagements in the current quarter.

VersaBank – Q1 2024 MD&A	27

Q1 2024 vs Q4 2023

DRTC recorded net income of $435,000 compared to net income of $1.2 million attributable primarily to lower revenues and gross profit from DBG and lower intercorporate cybersecurity services provided to Digital Banking in the current quarter, offset partially by lower interest expenses.

DRTC’s DBG services revenue and gross profit decreased 17% and 18%, respectively, as a function of lower service engagements in the current quarter. DBG’s gross profit amounts are included in DRTC’s consolidated revenue which is reflected in non-interest income in VersaBank’s consolidated statements of income and comprehensive income.

Summary of Quarterly Results

(thousands of Canadian dollars, except per share amounts)	2024	2023				2022
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Results of operations:
Interest income	$69,292	$66,089	$60,089	$53,595	$49,561	$42,072	$34,177	$25,848
Yield on assets (%)	6.47%	6.40%	6.19%	6.05%	5.78%	5.26%	4.70%	4.15%
Interest expense	42,724	39,850	35,160	28,986	25,287	19,595	14,115	8,606
Cost of funds (%)	3.99%	3.86%	3.62%	3.27%	2.95%	2.45%	1.94%	1.38%
Net interest income	26,568	26,239	24,929	24,609	24,274	22,477	20,062	17,242
Net interest margin (%)	2.48%	2.54%	2.57%	2.78%	2.83%	2.81%	2.76%	2.77%
Net interest margin on loans (%)	2.63%	2.69%	2.69%	2.99%	3.03%	3.03%	3.07%	3.11%
Non-interest income	2,283	2,934	1,930	2,076	1,644	1,775	1,177	1,393
Total revenue	28,851	29,173	26,859	26,685	25,918	24,252	21,239	18,635
Provision for (recovery of) credit losses	(127)	(184)	171	237	385	205	166	78
Non-interest expenses	12,024	12,441	12,879	12,726	12,335	13,774	13,216	11,767
Efficiency ratio	42%	43%	48%	48%	48%	57%	62%	63%
Efficiency ratio - Digital Banking	40%	45%	43%	43%	42%	51%	57%	58%
Tax provision	4,255	4,437	3,806	3,459	3,781	3,844	2,137	1,847
Net income	$12,699	$12,479	$10,003	$10,263	$9,417	$6,429	$5,720	$4,943
Income per share
Basic	$0.48	$0.47	$0.38	$0.38	$0.34	$0.23	$0.20	$0.17
Diluted	$0.48	$0.47	$0.38	$0.38	$0.34	$0.23	$0.20	$0.17
Return on average common equity	13.41%	13.58%	11.15%	12.07%	10.79%	7.32%	6.57%	5.92%
Return on average total assets	1.16%	1.19%	1.00%	1.13%	1.07%	0.77%	0.75%	0.75%

The financial results for each of the last eight quarters are summarized above. Key drivers of VersaBank’s quarter-over-quarter performance trends for the current reporting period were:

Lending asset growth attributable to strong growth in the POS Financing portfolio;

Lower NIM attributable primarily to higher cost of funds (with higher cost of funds over the most recent 12 months due largely to higher rates on term deposits), offset partially by higher yields earned on the Bank’s lending assets which, very recently was dampened by the planned transition of some higher yielding, higher risk-weighted CRE loans to lower yielding, lower risk-weighted CRE loans as part of the Bank’s strategy to capitalize on opportunities;

Recovery of credit losses attributable primarily changes in the forward-looking information used in the Bank’s credit risk models, higher lending balances and changes in the Bank’s lending asset mix; and,

VersaBank – Q1 2024 MD&A	28

Lower non-interest expense attributable primarily to a favourable adjustment in compensation obligations, offset partially by higher salaries and benefits and higher general operating costs to support expanded business activity across the Bank.

Non-GAAP and Other Financial Measures

Non-GAAP and other financial measures are not standardized financial measures under the financial reporting framework used to prepare the financial statements of the Bank to which these measures relate. These measures may not be comparable to similar financial measures disclosed by other issuers. The Bank uses these financial measures to assess its performance and as such believes these financial measures are useful in providing readers with a better understanding of how management assesses the Bank’s performance.

Non-GAAP Measures

Return on Average Common Equity is defined as annualized net income less amounts relating to preferred share dividends, divided by average common shareholders’ equity which is average shareholders’ equity less amounts relating to preferred shares recorded in equity.

	January 31	October 31	January 31
(thousands of Canadian dollars)	2024	2023	2023
Return on average common equity
Net income	$12,699	$12,479	$9,417
Preferred share dividends	(247)	(247)	(247)
Adjusted net income	12,452	12,232	9,170
Annualized adjusted net income	49,537	48,527	36,381
Average common equity	$369,450	$357,454	$337,280
Return on average common equity	13.41%	13.58%	10.79%

Book Value per Common Share is defined as Shareholders’ Equity less amounts relating to preferred shares recorded in equity, divided by the number of common shares outstanding.

	January 31	October 31	January 31
(thousands of Canadian dollars)	2024	2023	2023
Book value per common share
Common equity	$375,387	$363,511	$337,530
Shares outstanding	25,964,424	25,964,424	26,423,486
Book value per common share	$14.46	$14.00	$12.77

VersaBank – Q1 2024 MD&A	29

Return on Average Total Assets is defined as annualized net income less amounts relating to preferred share dividends, divided by average total assets.

	January 31	October 31	January 31
(thousands of Canadian dollars)	2024	2023	2023
Return on average total assets
Net income	$12,699	$12,479	$9,417
Preferred share dividends	(247)	(247)	(247)
Adjusted net income	12,452	12,232	9,170
Annualized adjusted net income	49,537	48,527	36,381
Average Assets	$4,255,623	$4,091,228	$3,398,844
Return on average total assets	1.16%	1.19%	1.07%

Other Financial Measures

Yield is calculated as interest income (as presented in the Consolidated Statements of Comprehensive Income) divided by average total assets. Yield does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Cost of Funds is calculated as interest expense (as presented in the Consolidated Statements of Comprehensive Income) divided by average total assets. Cost of funds does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Net Interest Margin or Spread are calculated as net interest income divided by average total assets. Net interest margin or spread does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Net Interest Margin on Loans is calculated as net interest income adjusted for the impact of cash. securities and other assets, divided by average gross loans. This metric does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Efficiency Ratio is calculated as non-interest expenses from consolidated operations as a percentage of total revenue (as presented in the interim Consolidated Statements of Comprehensive Income). This ratio does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Efficiency Ratio Digital Banking is calculated as non-interest expenses from the Digital Banking operations as a percentage of total revenue from the Digital Banking operations. This ratio does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

VersaBank – Q1 2024 MD&A	30

Provision for (Recovery of) Credit Losses as a Percentage of Average Total Loans captures the provision for (recovery of) credit losses (as presented in the interim Consolidated Statements of Comprehensive Income) as a percentage of VersaBank’s average loans, net of allowance for credit losses. This percentage does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Basel III Common Equity Tier 1, Tier 1, Total Capital Adequacy and Leverage Ratios are determined in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions (Canada) (OSFI).

Significant Accounting Policies and Use of Estimates and Judgements

Significant accounting policies and use of estimates and judgements are detailed in note 2 and note 3 of VersaBank’s 2023 Audited Consolidated Financial Statements. There have been no material changes in accounting policies since October 31, 2023.

Controls and Procedures

During the quarter ended January 31, 2024, there were no changes in VersaBank’s internal controls over financial reporting, that have materially affected, or are reasonably likely to materially affect VersaBank’s internal controls over financial reporting.

VersaBank – Q1 2024 MD&A	31